Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors SIAM Report – July to September 2023

Mumbai, October 5, 2023: Reproduced herein below is the report on production, domestic sales and exports of the Company, which will be released to the Society of Indian Automobile Manufacturers (SIAM), the contents of which are self-explanatory.

Quarterly Report on Production, Domestic Sales & Export for July- September 2023

Category	Vehicle Model	Production		Domestic Sales		Exports
		JUL- SEPT 2022	JUL- SEPT 2023	JUL- SEPT 2022	JUL- SEPT 2023	JUL- SEPT 2022	JUL- SEPT 2023
Micro	NANO	0	0	0	0	0	0
Compact	ZEST, BOLT, TIAGO, TIGOR, ALTROZ	52075	56426	48787	54720	45	771
UVC	NEXON, PUNCH	79650	73838	79082	75301	478	218
UV2	SAFARI, HARRIER, SUMO	15393	8034	14456	7929	3	0
UV3	HEXA	0	0	0	0	0	0
V1	MAGIC EXPRESS	1462	0	1468	2614	35	0
V2	MAGIC, MAGIC IRIS	10	31	52	481	0	53
N1- A1	ACE, ACE EX, ACE Zip	28210	28466	28625	25550	1419	1133
N1- A2	Yodha, Super Ace, Intra, Ace Mega, Xenon, 207DI	17054	14984	16143	16154	1915	1158
M2- A1	Buses Fully Built, Buses Chassis	1093	5261	1260	1349	49	0
M2- A2	Buses Fully Built, Buses Chassis	1447	1102	2258	838	21	0
N2- A1	Tippers, Haulage	2339	2145	1966	1289	278	166
N2- A2	Tippers, Haulage	4855	4412	3105	3607	364	127
N2- A3	Tippers, Haulage	2197	2667	785	792	237	197

Category	Vehicle Model	Production		Domestic Sales		Exports
		JUL- SEPT 2022	JUL- SEPT 2023	JUL- SEPT 2022	JUL- SEPT 2023	JUL- SEPT 2022	JUL- SEPT 2023
N2- A4	Tippers, Haulage	3416	4001	3218	3608	411	276
M3-A1	Buses Fully Built, Buses Chassis	340	741	0	0	0	0
M3- A2	Buses Fully Built, Buses Chassis	139	132	0	144	106	74
M3-B1	Buses Fully Built, Buses Chassis	0	37	0	0	0	0
M3- B2	Buses Fully Built, Buses Chassis	989	1605	745	1978	229	525
M3-C1	Buses Fully Built, Buses Chassis	11	19	0	0	0	0
M3- C2	Buses Fully Built, Buses Chassis	912	1296	1221	0	0	226
M3-D1	Buses Fully Built, Buses Chassis	0	0	0	0	0	0
M3- D2	Buses Fully Built, Buses Chassis	61	595	505	2008	0	0
M3-E1	Buses Fully Built, Buses Chassis	0	0	0	0	0	0
M3-E2	Buses Fully Built, Buses Chassis	0	0	102	204	0	0
M3-F1	Buses Fully Built, Buses Chassis	0	0	0	0	0	4
M3- F2	Buses Fully Built, Buses Chassis	0	0	429	1006	364	336
M3-G1	Buses Fully Built, Buses Chassis	0	0	0	0	0	0
N3- A1	Tippers, Haulage	4926	1863	401	286	18	41
N3- A2	Tippers, Haulage	0	0	4064	944	693	280
N3- A3	Tippers, Haulage	0	0	186	5957	7	0
N3- B1(a)	Tippers, Haulage	3422	6145	3005	0	441	148
N3- B1(b)	Tippers, Haulage	15833	18192	4948	5673	75	16
N3- B1(c)	Tippers, Haulage	0	0	2877	3959	18	41

Category	Vehicle Model	Production		Domestic Sales		Exports
		JUL- SEPT 2022	JUL- SEPT 2023	JUL- SEPT 2022	JUL- SEPT 2023	JUL- SEPT 2022	JUL- SEPT 2023
N3- B1(d)	Tippers, Haulage	0	0	1913	1588	20	13
N3- B1(e)	Tippers, Haulage	0	0	6627	8539	15	21
N3- B2(a)	Tractors with suitable Trailers	0	0	0	0	0	0
N3- B2(b)	Tractors with suitable Trailers	0	0	905	1305	0	0
N3- B2(c)	Tractors with suitable Trailers	902	1273	345	613	59	36
N3- B2(d)	Tractors with suitable Trailers	6858	9304	6612	8692	27	36

Note: The above figures have not been independently verified and audited. As such, the final figures after Audit may vary.

This is for the information of the exchange and the members.

- Ends -

About Tata Motors

Part of the USD 128 billion Tata group, Tata Motors Limited (BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 42 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa and Indonesia, Tata Motors’ vehicles are marketed in Africa, Middle East, Latin America, South East Asia and South Asian Association for Regional Cooperation (SAARC) countries. As of March 31, 2023, Tata Motors’ operations inter alia includes 88 consolidated subsidiaries, 2 joint operations, 3 joint ventures and numerous equity-accounted associates, including their subsidiaries, in respect of which the company exercises significant influence.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.